United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2002

Alcatel

54, rue La Boétie, 75008, Paris, France

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

     Form 20-F     X         Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes               No    X

Summary of differences between accounting principles followed by Alcatel and US GAAP for Alcatel’s financial information for the twelve months ended December 31, 2001

      On February 15, 2002, Alcatel filed a registration statement on Form F-4 (Reg. No. 333-82930) with the Securities and Exchange Commission to register Class A shares of Alcatel that will be issued in connection with a proposed merger between a wholly-owned subsidiary of Alcatel and Astral Point Communications, Inc.

      As of the date of the registration statement on Form F-4, Alcatel had published financial information with regard to its fourth quarter and full 2001 results based on French GAAP in a Report of Foreign Private Issuer on Form 6-K filed on February 4, 2002, which is incorporated by reference into the registration statement on Form F-4. In addition, included in this Form 6-K, which is incorporated by reference into the registration statement on Form F-4, are Alcatel’s audited financial statements prepared in accordance with French GAAP for the year ended December 31, 2001.

      The differences between Alcatel’s accounting principles using French GAAP and US GAAP are described in Note 35 to Alcatel’s consolidated financial statements included in its Annual Report on Form 20-F for the year ended December 31, 2000 and Note 14 to Alcatel’s interim consolidated financial statements for the six months ended June 30, 2001 included in its Report of Foreign Private Issuer on Form 6-K filed on September 28, 2001. In accordance with the rules and regulations of the Securities Act of 1933, as amended, Alcatel is providing in this Form 6-K additional information to describe and quantify the new differences between French GAAP and US GAAP and the recurring adjustments between French GAAP and US GAAP that were significantly different compared to prior years, for Alcatel’s financial information for the twelve months ended December 31, 2001. However, the additional information provided below is not intended to be a complete reconciliation between French GAAP and US GAAP for the twelve months ended December 31, 2001.

New differences between French GAAP and US GAAP

SFAS 133
      Under French GAAP, income (expense) related to use of derivative instruments is accounted for as defined in Note 1 (q) to Alcatel’s consolidated financial statements for the year ended December 31, 2001, which are included herein. Beginning January 1, 2001, for purposes of Alcatel’s US GAAP reconciliation, Alcatel adopted Statement of Financial Accounting Standards No.133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”) and the corresponding amendments under SFAS No 138. SFAS 133 establishes accounting and reporting standards that require every derivative instrument (including certain derivative instruments embedded in other contracts) to be recorded in the balance sheet as either an asset or liability, measured at its fair value. SFAS 133 also requires that changes in the derivative’s fair value be recognized currently in earnings unless specific criteria for hedge accounting are met. Special accounting for qualifying hedges allows a derivative’s gains and losses to offset related results on the hedged item in the income statement. However, a company must formally document, designate the relationship between the hedging instrument and the hedged underlying transaction, and assess the effectiveness of transactions that receive hedge accounting.

      Hedging instruments and underlying firm commitments as well as hedging instruments related to commercial bids that Alcatel had outstanding at the date of Alcatel’s adoption of SFAS 133 (January 1, 2001) were reevaluated in order to comply with SFAS 133 requirements. As a result of this reevaluation at January 1, 2001 for US GAAP purposes, a transition adjustment, net of the related tax effect, of €(247) million was recorded as an increase in Alcatel’s 2001 net loss.In addition, the effect of SFAS 133 for the full year 2001 resulted in a reduction of

Alcatel’s net loss, net of the related tax effect, by approximately € 135 million for US GAAP purposes.

SFAS 141 and 142
      In July 2001, the U.S. Financial Accounting Standards Board issued SFAS No 141, “Business Combinations” (“SFAS 141”) and SFAS No 142, “Goodwill and Other Intangible Assets” (“SFAS 142”). SFAS No 141 requires the use of the purchase method of accounting for all business combinations initiated after June 30, 2001. SFAS No 141 requires intangible assets to be recognized if they arise from contractual or legal rights or are “separable,” that is, it is possible that they may be sold, transferred, licensed, rented, exchanged or pledged. Under SFAS No 142, goodwill will no longer be amortized on a straight line basis over its estimated useful life, but will be tested for impairment on an annual basis and whenever indicators of impairment arise. SFAS No 141 and 142 are effective for fiscal years beginning after December 15, 2001 although goodwill in business combinations consummated after July 1, 2001 may no longer be amortized.

      The application of these statements for business combinations that occur after June 30, 2001 has no significant impact on Alcatel’s consolidated financial statements under US GAAP as of December 31, 2001.

Recurring adjustments

      In 2001, the impact of certain recurring adjustments between French GAAP and US GAAP was significantly different compared to prior years.

Restructuring
The main differences between Alcatel’s accounting principles and US GAAP relating to restructuring reserves are described in Note 35 (e) to Alcatel’s consolidated financial statements included in its Annual Report on Form 20-F for the year ended December 31, 2000.

      Under French GAAP, Alcatel accounts for liabilities related to restructuring plans, when the plans have been finalized and approved by Alcatel’s management and have been announced before the approval of the financial statements. However, under US GAAP, severance costs are recorded as a liability when notification is made before the balance sheet date to the employees who are to be terminated. In addition, some costs that are eligible to be classified as restructuring costs under French GAAP are reclassified under the line item “cost of sales” for US GAAP purposes. These costs relate mainly to the write down of inventories.

      Alcatel’s restructuring charges for 2001 relate to restructuring plans adopted during the year. The impact of the timing difference described above for the year ended December 31, 2001 reduces the net loss under US GAAP by approximately € 300 million. The cumulative effect over time of the treatment for US GAAP purposes mentioned in the prior paragraphis an increase of the shareholders’ equity disclosed in Alcatel’s financial statements as of December 31, 2001 by approximately € 325 million. The reclassification of restructuring charges to “cost of sales” under US GAAP for the period is approximately € 430 million.

Differences between French GAAP and US GAAP classification

      The classification of certain items presented in Alcatel’s consolidated income statement for the year ended December 31, 2001 vary to some extent from US GAAP. In accordance with French GAAP, restructuring costs, amortization of goodwill and other non recurring expenses are not included in income from operations. Under US GAAP restructuring costs, amortization of goodwill and most non-recurring expenses are accounted for as operating expenses. Solely as a result of the reclassifications of the French GAAP amounts, income from operations disclosed in Alcatel’s consolidated financial statements as of December 31, 2001 would be reduced by approximately € 5,200 million. This amount only reflects the effect of applying US GAAP classifications to French GAAP figures and does not reflect the adjustments to be made for a reconciliation between French and US GAAP on such figures.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcatel

Date: February 22, 2002	By:	/s/ Jean-Pascal Beaufret

Jean-Pascal Beaufret Chief Financial Officer

“Alcatel hereby incorporates by reference this Form 6-K into three certain Registration Statements on Form F-3, namely, Registration Nos. 333-11784, 333-13966, and 333-14004 and into that certain Registration Statement on Form F-4 (Registration No. 333-82930).”

EXHIBIT INDEX

EXHIBIT 99.1 :	Alcatel 2001 Consolidated Financial Statements in French GAAP